FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Banro Corporation 1 First Canadian Place
Suite 7005, 100 King Street West Toronto, Ontario M5X 1E3

2.	Date of Material Change

December 1, 2017.

3.	News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through Canada NewsWire on December 1, 2017.

4.	Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

5.1        Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2       Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Geoffrey Farr (Vice President, General Counsel and Corporate Secretary) - (416) 366-2221.

9.	Date of Report

December 11, 2017.

Schedule "A"

PRESS RELEASE

Banro Announces Exercise of Contractual Right
to Defer Interest Payment on Secured Notes

Toronto, Canada – December 1, 2017 – Banro Corporation ("Banro" or the "Company") (NYSE American - "BAA"; TSX - "BAA") announced today that in accordance with the terms of the indenture (the “Indenture”) governing its 10% secured notes due 2021, Banro has elected to defer payment of the approximately US$4.94 million interest payment due on December 1, 2017 (the “Interest Payment”).

No “Event of Default” will occur under the Indenture if the Interest Payment is made within 30 days of its due date. No “Event of Default” will occur under the other material debt obligations of Banro and its subsidiaries as a result of such interest not being paid on December 1, 2017. The Company has the right to make the Interest Payment prior to the expiry of the 30-day grace period. The Company will utilize the grace period to continue its ongoing discussions with its major stakeholders concerning the possible restructuring of the Company’s non-DRC debt obligations as well as the provision of financing to support the Company’s ongoing operations in the DRC. There is significant risk that any restructuring of the Company’s non-DRC debt obligations may result in significant impairment to the value of the equity holders’ interests in the Company.

Banro continues to face significant ongoing, operational and financial challenges including short and long term liquidity constraints. The Company’s ability to continue operations in the normal course of business is dependent on several factors, including securing funding for operations and to meet upcoming debt servicing and working capital requirements. In the event the Company is unsuccessful in addressing these ongoing operational and financial challenges, it may become unable to meet its non-DRC financial obligations as they become due.

The Company continues to take all steps necessary to ensure the continuity of its operations in the DRC.

TSX Listing Review
The Toronto Stock Exchange (“TSX”) has advised Banro that it has commenced a review with respect to whether Banro continues to meet the requirements for continued listing of its shares on the TSX. A meeting of the Continued Listing Committee of the TSX to consider whether to delist the shares of the Company is currently scheduled for December 21, 2017. Trading in the Company’s shares on the TSX is currently suspended in accordance with the cease trade order issued by the Ontario Securities Commission on November 20, 2017.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza and Namoya mines, which began commercial production in September 2012 and January 2016 respectively. The Company’s longer-term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometres long Twangiza-Namoya gold belt in the South Kivu and Maniema Provinces of the Democratic Republic of the Congo (the “DRC”). All business activities are followed in a socially and environmentally responsible manner.

A-2

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the ability of the Company to implement financing or other appropriate strategic transactions as part of the ongoing process, the Company’s liquidity and ability to meet payment obligations and the timing of meeting such payment obligations, the Company’s intentions for the future of its business operations and long-term strategy, the Company’s commitment to its employees and suppliers, a resolution of the situation relating to the closure of road access to the Company’s Namoya mine, estimates and/or assumptions in respect of future gold production, costs, cash flow and gold recoveries, mineral resource and mineral reserve estimates, potential mineral resources and mineral reserves and the Company’s production, development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that the Company will be unable to address its ongoing operational and working capital challenges (including significant liquidity constraints in both the short and long term) through new financing and/or the restructuring or refinancing of existing obligations and will therefore be unable to continue as a going concern. In addition, actual results or events could differ materially from current expectations due to instability in the eastern DRC where the Company’s mines are located; political developments in the DRC; uncertainties relating to the availability and costs of financing or other appropriate strategic transactions; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than expected; changes in capital markets; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 2, 2017 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein. The forward-looking statements contained in this press release are expressly qualified by this cautionary note.

For further information, please visit our website at www.banro.com, or contact Investor Relations at:
+1 (416) 366-2221
+1-800-714-7938
info@banro.com.